EXHIBIT 11

AFLAC INCORPORATED AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Numerator (in millions):
Basic: net earnings applicable
to common stock	$237	$240	$723	$635
Diluted: net earnings applicable
to common stock	237	240	723	635

Denominator (in thousands):
Average outstanding shares used in the
computation of earnings per share - basic	513,385	516,984	513,888	518,169

Average outstanding shares used in the
computation of earnings per share - basic	513,385	516,984	513,888	518,169
Dilutive effect of stock options	7,827	10,924	8,905	10,869

Average outstanding shares used in the
computation of earnings per share - diluted	521,212	527,908	522,793	529,038

Earnings per share:
Basic	$.46	$.46	$1.41	$1.22
Diluted	.45	.45	1.38	1.20

EXH 11-1